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                                                                    Exhibit 21.1


     Grafix Corporation, as of September 30, 1998, had no subsidiaries. As a result of the merger (as described herein) of Grafix Corporation and Golf One Industries, Inc., the subsidiaries of Golf One Industries, Inc. became wholly owned subsidiaries of the Company, which are as follows:

1. Rhino Marketing, Inc.
2. Gran Prix Marketing, Inc.
3. Digital-Golf.com, Inc.
4. G.P. Direct, Inc.